

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

June 23, 2008

By U.S. Mail

Ralph G. D'Ambrosio
Vice President and Chief Financial Officer
L-3 Communications Holdings, Inc.
L-3 Communications Corporation
600 Third Avenue, 34th Floor
New York, NY 10016

> **Re: L-3 Communications Holdings, Inc.**
> **L-3 Communications Corporation**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 28, 2008**
> **File Nos. 001-14141 and 333-46983**

Dear Mr. D'Ambrosio:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

/s/ Robert Bartelmes

Robert Bartelmes
Senior Financial Analyst

cc: by facsimile to (212) 805-5252
Allen Danzig, Esq.
Vice President & Assistant General Counsel